Consumer Portfolio Services, Inc.
19500 Jamboree Road Irvine, California 92612 Facsimile (949) 753-6897 Telephone (949) 753-6800

November 30, 2011

VIA EDGAR

Matt S. McNair, Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Consumer Portfolio Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed May 2, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 001-14116

Dear Mr. McNair:

We refer to your letter dated November 7, 2011, which gave comments on certain 1934 Act filing of Consumer Portfolio Services, Inc.

Our responses to the comment letter appear below.  For your convenience, the text of the comments is set forth in bold, followed in each case by our response.

Form 10-K for Fiscal Year Ended December 31, 2010

Credit Experience, page 7

1. We note response number 1 of your letter dated October 26, 2011. Please revise future filings to include the table showing “Average number of extensions granted per month, Average number of outstanding accounts, and Average monthly extensions as % of average outstanding loans” for the periods presented.

We have included such a table in our quarterly report on Form 10-Q filed November 14, 2011, at page 34.

2. We note response number 2 of your letter dated October 26, 2011. Please revise future filings to include your extension success rate tables and analysis.

We have included such a table in our quarterly report on Form 10-Q filed November 14, 2011, at pages 33-34.

U.S. Securities and Exchange Commission
File No.: 001-14116
November 30, 2011

Extensions, page 8

3. We note response number 3b in your letter dated October 5, 2011. Please revise future filings to include a discussion of your extension activities similar to the one provided in your response.

We have included such disclosure in our quarterly report on Form 10-Q filed November 14, 2011, at page 33.

4. We note response number 3c of your letter dated October 5, 2011. Please revise future filings to include the table stratifying your accounts with extensions into accrual and nonaccrual categories for the periods presented.

We have included such a table in our quarterly report on Form 10-Q filed November 14, 2011, at page 30.

5. Further, we note response number 3 of your letter dated October 26, 2011. Please revise future filings to include the table expanding on accounts with two or more extensions.

We have included such a table in our quarterly report on Form 10-Q filed November 14, 2011, at page 34.

6. We note response numbers 3d and 5 of your letter dated October 5, 2011. Please revise future filings to include a discussion of all the factors you consider at the time a loan is extended to determine whether the loan should accrue interest, similar to the discussion

We have included such disclosure in our quarterly report on Form 10-Q filed November 14, 2011, at the top of page 35.

Form 10-K/A filed May 2, 2011

Item 11. Executive Compensation

Summary Compensation Table, page 5

7. We note your response to comment 11 in our letter dated September 16, 2011.  Please tell us what the Objective Performance Goals and Individual Performance Goals were for 2009 and 2010 for each named executive officer. Tell us what eligibility criteria each named executive officer satisfied and how the compensation committee arrived at the bonus percentages and amounts awarded. To the extent future bonus and non-equity incentive compensation is material in the future, please revise future filings accordingly.

We do not agree that public disclosure of the targets used by our compensation committee is required under Item 402 of Regulation S-K, as applied to smaller reporting companies.  Disclosure in comment response letters is public disclosure, and thus to respond here would be to ignore the difference between subdivision (d) of Item 402, which requires disclosure of targets, and the scaled disclosure required under subdivisions (m) through (r).  That said, we are comfortable with the standards used by our committee and with the procedure and substance of its decisions.  Accordingly, if the staff insists on disclosure of targets, we can provide such information.  We would appreciate clarification on whether the staff is taking the position that

U.S. Securities and Exchange Commission
File No.: 001-14116
November 30, 2011

such disclosure is ordinarily required as part of the narrative description of material terms required by subdivision (o) of Regulation S-K.

8. Please tell us how you concluded the bonus amounts were properly reportable under the “Bonus” column rather than the “Non-equity Incentive Plan Compensation” column. Amounts earned under a plan that meets the definition of a non-equity incentive plan, but that permits the exercise of negative discretion in determining the amounts of bonuses, should generally be reported in the Non-equity Incentive Plan Compensation column. If, in the exercise of discretion, an amount is paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan, that amount should be reported in the Bonus column. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02.

We described the registrant’s annual payments of variable amounts of cash as bonus compensation because such a description is consistent with the ordinary use of the word “bonus.”  However, having been alerted by the staff to a specific interpretation that calls for such payments to be described as “Non-equity Incentive Plan Compensation,” we shall use such a description in future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

9. Please include in future filings your response to comment 13 in our letter dated September 16, 2011. The disclosure should clarify that it represents the opinion of management..

We have included such a discussion as the first full paragraph on page 39 of our most recent report on Form 10-Q.

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As part of our response, we acknowledge that the registrant is responsible for the adequacy and accuracy of the disclosures in its filings; that the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey P. Fritz
Jeffrey P. Fritz
Chief Financial Officer

cc (email)	David Lyon (lyond@sec.gov)
David Irving (irvingd@sec.gov)
William Schroeder (schroederw@sec.gov)